May 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Daniel Gordon
Jason Drory
Laura Crotty

Re:	Fortress Value Acquisition Corp. II

Preliminary Proxy Statement on Schedule 14A

Filed March 12, 2021

File No. 001-39439

Ladies and Gentlemen:

On behalf of our client, Fortress Value Acquisition Corp. II (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 8, 2021 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission by the Company on March 12, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Summary Term Sheet, page 1

1.

For all statements regarding industry leadership, please disclose the metric upon which each statement is based. For example only, we note your references to ATI’s “industry-leading infrastructure “ on pages 3 and 95, “Best-in-Class Care” on page 167 and “Gold Standard” on page 168.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 12, 20, 99, 171, 172, 183 and 206 accordingly.

Fortress Value Acquisition Corp. II

May 5, 2021

2.

We note your disclosure that you plan to repay “approximately $541 million of the Company’s existing indebtedness and the payment of transaction expenses.” Please quantify here the Company’s existing indebtedness and estimated transaction expenses as of a recent date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 accordingly.

Certain Projected Financial Information of the Company, page 85

3.

We note your statement on page 86 that the projection information “is the responsibility of the Company’s management”, referring to Wilco Holdco, Inc. This statement is an inappropriate disclaimer of responsibility by FAII in relation to information contained in its proxy statement. Please either delete the statement or specifically state that FAII is liable for such information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 to delete the statement that the projection information “is the responsibility of the Company’s management.”

Background of the Business Combination, page 88

4.

We note that BofA Securities, Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, your financial advisors, are entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO. In addition, we note from your IPO registration statement on Form S-1 (File No. 333-240092), that the underwriters agreed to waive their rights to the deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from your financial advisors’ interest in the consummation of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 63, 92 and 163 accordingly. In particular, the Company respectfully notes that Morgan Stanley & Co. LLC was not a financial advisor to the Company in connection with the transaction. The Company has deleted the references to Morgan Stanley & Co. LLC on pages 93 and 95 accordingly.

5.

We note your disclosure that during your negotiations the company originally was pursuing a “Company Bolt-on Acquisition” that was subsequently “no longer being actively pursued.” Please revise your disclosure to briefly state why the company determined not to pursue the acquisition and the impact such decision had on the board’s decision to continue merger discussions.

Fortress Value Acquisition Corp. II

May 5, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96 accordingly.

6.

We note that in connection with the Business Combination, Mr. Diab and Mr. Jordan entered into an employment agreement with FAII. Please identify any meetings where Mr. Diab and Mr. Jordan’s employment by the combined company was discussed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 accordingly.

Recommendation of the FAII Board and Reasons for the Business Combination, page 94

7.

Please expand your disclosure here to describe the basis for your statement regarding the Company’s “significant growth opportunities” and clarify whether your growth prospects refer to growth over and above recovery from COVID-19 pandemic impacts given the declining revenue in the twelve month period ended December 31, 2020, compared to the prior year period. In addition, we note your risk factor disclosure on pages 41 and 42 regarding certain decreases in reimbursement rates from Medicare and Medicaid and your disclosure on page 43 regarding a third-party payor trend that “will continue and may limit reimbursement in the future.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98 accordingly.

8.

We note your disclosure that your board believes the business combination presents an attractive valuation based on the 14.0x 2022E Adjusted EBITA entry multiple when compared to the company’s largest public competitor. Please briefly describe the basis upon which the 14.0 multiple was agreed, noting the changes in multiple throughout negotiations, and identify the company’s “largest public competitor”.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 accordingly.

Interests of Directors and Officers of FAII in the Business Combination, page 98

9.

We note that Mr. Hood, Mr. Policy, Ms. Russak-Aminoach and Mr. Gulati, your independent directors, each hold founder shares based on your disclosure on page 238. Please include additional disclosure here explaining that your independent directors may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their receipt of founder shares and quantify the numbers of founder shares held and the amount they are worth as of a recent date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 81 and 104 accordingly.

Fortress Value Acquisition Corp. II

May 5, 2021

Our Competitive Advantages, page 166

10.

We note your disclosure that, “based on patient case data captured in [y]our EMR, [y]our patient outcomes in 2019 and 2020 presented equal or greater improvement compared to the national industry benchmarks established by The Alliance for Physical Therapy Quality and Innovation.” Please revise your disclosure to describe the national industry benchmarks as well as the time period that was studied. In addition, please provide your basis for this claim and clarify how your “patient outcomes” are compared to the industry benchmarks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 166 and 170 accordingly.

M&A Platform Primed for Future Acquisitions., page 169

11.

We note your disclosure that you “have realized highly attractive returns on [y]our historical acquisitions as [you] leveraged [y]our brand and infrastructure to improve volumes and profitability of acquired clinics.” Please clarify what you mean when you state you “have realized highly attractive returns” or provide your basis for this statement given the Company has experienced net losses for the years ending December 31, 2020 and December 31, 2018.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 173 accordingly.

Our Competition, page 169

12.

Please revise this section to name your principal competitors, including discussing how you compete with your “largest public competitor” you compare yourself to on page 95 and the vertically integrated hospital systems you discuss on page 97.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 174 accordingly.

Certain Relationships and Related Person Transactions - Company

Advent International Expense Reimbursements, page 235

13.

We note your disclosure that the Company has reimbursed Wilco GP, Inc., which is affiliated with Advent, for expenses totaling $234,995 for the period covering January 1, 2020 to December 31, 2020. Please provide additional disclosure describing the specific types of expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 240 accordingly.

Fortress Value Acquisition Corp. II

May 5, 2021

Beneficial Ownership of Securities, page 237

14.

We note your disclosure that Advent International Corporation will have beneficial ownership of approximately 56% the shares of common stock after the business combination. Please explain why these amounts are not reflected in the beneficial ownership table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 243 accordingly.

New Plan Benefits, page 259

15.

We note your new employment agreements with Mr. Diab and Mr. Jordan provide longer-term incentive equity awards that will be granted in connection with the closing. Please add disclosure here describing the future awards. Refer to Item 10 of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 265 accordingly.

Fortress Value Acquisition Corp. II

May 5, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any communications to the undersigned at (212) 735-2082 or blair.thetford@skadden.com, or to Joseph A. Coco at (212) 735-3050 or joseph.coco@skadden.com.

Very truly yours,

/s/ Blair T. Thetford
Blair T. Thetford

cc:	Alexander Gillette
General Counsel
Fortress Value Acquisition Corp. II

Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP

James R. Griffin
Weil, Gotshal & Manges LLP